CHANGE IN INDEPENDENT ACCOUNTANT

On August 27, 1999, McGladrey & Pullen, LLP (McGladrey) resigned as independent auditors of the Fund pursuant to an agreement by PricewaterhouseCoopers LLP (PwC) to acquire McGladreys investment company practice. The McGladrey partners and professionals serving the Fund at the time of the acquisition joined PwC.

The reports of McGladrey on the financial statements of the Fund during the prior fiscal year contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit Scope or accounting principles.

In connection with its audit for the year ended December 31, 1998 and through August 27, 1999, there were no disagreements with McGladrey on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of disagreement in connection with its report.

Effective for December 31, 1999 the Fund, with the approval of its Board of Directors and its Audit Committee, engaged PwC as its independent auditors.